     Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

On February 16, 2007, José Ignacio Goirigolzarri, President and Chief Operating Officer of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), gave a presentation to analysts. Manuel Gonzalez Cid, the Chief Financial Officer of BBVA, also participated in the presentation. This presentation was accompanied by a series of electronic slides that include information pertaining to the acquisition of Compass Bancshares, Inc. A copy of the slides was previously filed on February 16, 2007 by BBVA pursuant to Rule 425 under the Securities Act of 1933, and the following transcript of the presentation should be read in conjunction with those materials.

Forward-Looking Statements

     This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

     BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Good morning and welcome to this presentation for BBVA’s acquisition of Compass. We are sorry about the slight delay in starting the retransmission, but unfortunately we had technical problems. We’ll have the following format: first of all, the Chief Operating Officer will give us a presentation. After which, we will take questions. We’ve also got Manuel Gonzalez Cid sitting here with us to deal with any questions that might come up during the Q & A. The Q & A will start, first of all, over the conference call and then we will take questions over the webcast.

Good morning everyone. For me, it is grounds for special satisfaction to be able to tell you about this operation. For the BBVA, this is a really important transaction. Not just in terms of its volume but also, and above all, because of its strategic fit with our bank. We are talking about this acquisition of Compass, and I am not going to read the disclaimer all the way through, but please pay special attention to its wording because this is a transaction with an exchange of shares in the US. I am going to divide up my presentation over four different points. First of all, I will be talking to you about Compass, what it is. Well, it is a high quality franchise in the fastest growing markets in the US. Secondly, I would like to analyze the complementarities, the fit between the Compass franchise and the current BBVA franchise in the US. Thirdly, I want to go over the terms and the conditions of the transaction and its financial impact on the BBVA group. Then with all of you, I want to think about the strategic influence of Compass on BBVA’s global presence.

So, I better start with the first point: the key features of this Compass acquisition. You can see it here. We are talking about a group that was founded in 1970. Its head offices are in Birmingham, Alabama and it has 8,800 employees with 417 branches, and a volume of assets of $34.2bn and deposits $23bn. Attributable profit to the 31st December 2006 was, as you can see here, $460m. But it is especially significant when we are talking about the number of branches and where they are located in the different States to analyze just how the structure is laid out and what the business volume for Compass looks like over the different States that we are talking about here. You can see that we have got concentration in 3 very high-growth States. In deposits, Compass has a 43% share in Texas, 29% in Alabama, and also a high profile in Alabama, Arizona, and in Florida, Colorado, New Mexico. We are talking about fast growing markets, even if we compare it with the US average. And here we can talk about different benchmarks. We’ve chosen that of demographic, that is, population growth. The average in the US is about 6.7%, as you can see here. But in the market being served by Compass, the average would be more like 11.7% . That means we are talking about markets with extraordinary high growth within the US and within the south of the United States.

Apart from this geographical situation, if we look at its business structure, its banking model, you can see that it’s a universal bank with a high profile, and a very well balanced structure in corporate banking, and in retail banking, as well as wealth management. Later on we will be talking about this because it is a fundamental keystone to our development of the franchise.

Compass not only is well placed. If you look at its results, you can see that they are pretty magnificent too. Just to give you an idea, here we are comparing certain ratios that Compass has against its peer group, a set of banks which are very similar to Compass in terms of size. If you look at the return on assets, return on equity, and other ratios, net interest income over total average assets for example, in all of these Compass’ results are very positive; it compares well. Its cost to income ratio compares well too, so we are talking about a very sound bank with good returns and good asset quality measured in the NPL ratio or in terms of coverage and with sound fundamentals.

It has got an excellent track record as well. Here you can see what has happened to its results in the past and how they have grown. Personally I think that its organic growth record and its non-organic growth record are both very good, and that is important. We are talking about a unique franchise with an extraordinary value to us, which definitely has a high potential to go on generating value. Moreover, the franchise fits in very well with what the BBVA currently has in the United States. So I would like to talk a little bit about how this acquisition fits in with the policy we have been declaring to the market ever since we have started setting our sights on the United States when we moved into Bancomer some years back now.

We said at the time, that we wanted to improve the Bancomer business in terms of remittances from immigrants. We were talking about BTS then and we got more involved in BTS, getting a 40% market share through it. After that we started to talk about getting a new strategic line. We said that what we wanted to do was get cross selling, a very simple product, to this first generation to Hispanics in the States, so we bought Valley Bank and we began to test what we could do in California. At the end of 2004 we said we wanted to go a bit further, that we wanted to roll out our business amongst individuals and SMEs. We said that in SMEs we could offer key investment advantages and we thought our model could work very well in the United States. Not just with the first generation of immigrants but also moving towards more mainstream markets. So we tried things out with Laredo and a few weeks back, at the presentation of the annual results, we showed that we’d got excellent results from Laredo. This gave us grounds for optimism as to what we could do there, which is why we went on to buy State National and Texas Regional, which means that we are very well placed now to take further leap forward towards precisely what we are talking about today, having a universal franchise.

As you can see, this is concentrated in the south of the United States, but it is a universal franchise and if we look at the pro-forma for Compass and what BBVA currently has in Texas you can see we are talking about 47bn assets, 32bn in loans, 33bn in deposits, and 622 branches structured over seven States. Here on the left you can see the structure of what it looks like in the different States and you will see that of the 622 offices, 326 are in Texas where we’ve got $19.6bn of deposits. But in Texas, moreover, there is a wonderful fit, because as you can see, in the parts of Texas where the BBVA was already operating, Compass wasn’t really there, and vice versa. So we can see that traditionally BBVA, with its three franchises that I was referring to before, had very high market shares in the South of Texas. We had very high market shares with Laredo, MacAllen, and Bromville and now what we are getting is a big market share in the places where our profile wasn’t so high: in Dallas, in Austin and in Houston. So, the combination of the two franchises is perfect, it gives us a great fit which positions us extraordinarily well in the market. Therefore, bringing all of this together, we can say that our positioning for the new BBVA looks pretty good. This is the position in terms of deposits, market share and ranking.

All in all, in Texas we doubled the market share BBVA had before, 3% basically, very similar to what Compass had. Now we are talking about 6% here, and being fourth in the ranking. In Alabama we are number three; and in Arizona, with a market share of 4.1% we are the fifth. In Florida, Colorado and New Mexico our profile is very high. This complementarity means that Compass fits in very well with what we currently have with BBVA Texas, so the next stage is to get the integration going. What are our ideas about that?

Well, as you know, at the moment, we are going through a process of integration of the three BBVA banks in Texas and this is an important process for us and we are investing a lot in it and a lot of time and a lot of expertise. At the end of its completion and in the second stage we will be talking about a complete integration into a single franchise. We think there are certain advantages there. To start with, we’ve got two management teams, excellently qualified, in BBVA Texas and its different banks and in Compass. With a team that knows what they are doing and are led by someone whose track record is marvelous. The CEO in Compass, Paul Jones, is an excellent part of this acquisition. We want to have an orderly integration process, very well focused, and we think we will be obtaining revenue synergies, with a lot of upside there, to which we will be paying a lot of attention. So with that kind of outlook, I think that in terms of revenue we’ve got good news to give you with respect to the future. As I was saying before, the BBVA franchise in Texas was focusing on certain specific places and kinds of business. As I said before as well, Compass is a universal bank, Compass is a bank that serves a lot of different sectors in the market: retail and trade and private banking as well, which gives us a lot of capacity to boost our potential to have a bigger catalogue of products. And here Compass is giving us a franchise that gives us a lot of credit-card business which we can boost with our own distribution possibilities.

Apart from that, with all the work that we are doing on the integration of BBVA Texas, we can expect to see a significant increase in our cross-selling and also a big increase in the productivity of our branches. If we look at revenue synergies, we think, and later on we will analyze why we think that, that we should probably be able to reach 5.8% of the combined revenue base. Moreover, it is important to take into account the competitive advantages that the BBVA group will get because of the geographical positioning. So if you look at trade finance and the capacity we have to increase our customer base, the fact that Texas is so close to Mexico is vital to us because in Mexico we have very high penetration in SMEs. So the fact that 38% of Texas’ exports go to Mexico means that we will be opening up new possibilities to generate revenue.

And in terms of cost as well there will be significant savings too. We want to work on the following items: the balance sheets as structured in the different banks in such a way that we will be able to use surplus liquidity to increase our customer loans elsewhere. Furthermore, by bringing together all of the banks in the franchise, we will be able to unify control and compliance systems, accounts, and everything else. And we think that in the back office and the middle office we will be able to improve things and streamline business structure. In rental and occupancy expenses we should get a lot of synergies as well as being able to roll out better information technology systems, with improved purchasing power. We think cost synergies should reach about 7.1% of the combined cost base, quite apart from all the financial impacts I have already talked about on the BBVA growth.

But apart from all of this, apart from the geographical structure of the BBVA group, we should also think about something we can’t just see in the numbers. With this acquisition, BBVA in the medium to long term will be incorporating new values of great importance to it. As you well know, our model is a model based on leadership in retail banking. It is a model that is very customer focused; it sees the customer as the center of its reality. We don’t just analyze products any more. Rather, we think about what customers want in order to give them what they want. And that gives us the fantastic results we have been reporting recently. So, here, if we look at the cross-selling ratio, we can see that is going to be very good for us. And if we look at the cost-income ratio as well, we see that we have a lot of upside there too. If we compare Compass against its peers and against what we are doing here, in Spain and elsewhere, there’s a lot of potential there too in the medium to long term.

So we have now seen the characteristics of Compass and we have seen how well it fits in with BBVA Texas. Now I would like to come to the third point in my presentation.

Basically this has to do with the financial impact of the transaction. First of all, I would like to go over the terms and conditions of the transaction. The idea is to purchase 100% of Compass. We are talking about a purchase price based on a price per share of $71.82 of a total €7.4bn in aggregate. And the way we are going to structure things, basically, so about 50% will be paid out in cash and 50% in stock. The different shareholders in Compass can choose between whether they prefer cash or shares. Obviously there is a 50% cap on either cash or stock. So if there is a surplus demand for one over the other, we will have to meet it on a pro-rata basis.

Financing will be done through our own internal funds and we have also announced the sale of our holding in Iberdrola with some profits of 844m coming in from that. So we will be announcing the completion of this at the end of 2007. These prices are in line with the previous prices that we have had in the market place and now we have a subset of observations done last month. To show you an example as to the multiples that we are paying in terms of PER or price-book value or premium. As we said before in regards to synergies for our revenues and costs, we were talking about generating synergies of 5 points on revenues and 7.1% in terms of cost. The figures can be seen here between 2008, 2009, and 2010. And as you can see, and as I said before, there are two very important elements here: first of all, a very well focused integration; and secondly, belief, our strong belief in our ability to generate revenue. So you can see here the structure of the synergies we will be achieving over the next three years.

But in terms of the P & L, the consolidated income statement for the bank will give us the following effects. First of all, from the viewpoint of the contribution to attributable profit, we have the value here; in 2010 we will be talking about close to 600m. On the other side, with regards to the impact on BBVA’s price per share, in 2010 we will be giving positive figures. The internal rate of return of 12% exceeds the cost of capital for the group. Therefore, we are speaking about a transaction that, besides being extraordinarily important from the strategic viewpoint, contributes to increase value for our shareholders. And from the viewpoint of our core capital, it is a transaction that fits very well with the prospects we have. As you know, because we have announced it before, our core capital at the end of December was at 6.2% . As you know, because we also mentioned that, we have had to invest in Citic and State National Bank, which accounts for 20 basis points less. Compass consumes a further 98 basis points, funded through Iberdrola and our organic generation of capital. We will finish December of this year with a 5.5% ratio, basically our minimum. We are pretty comfortable with that and are convinced that in June 2008 we will be able speak again about 6% core capital, which is our target. Therefore, both from the viewpoint of revenue generation as well as costs, and generation of value for our shareholders and our capital structure, this operation fits in perfectly with the strategy of our group as it will continue to be in the future. And as I said at the beginning of this presentation, and repeat because it is a very important observation, this is a significant step in the global strategy of BBVA, a strategy that we have shared with the market before because it very clearly complements our business structure.

To give you an idea, we are looking here at the structure of the net attributable profit of BBVA, how it was in 2005 and how it would have been in the year 2006 had we done a pro-forma annual account with the Group including Compass. We are saying the US will bring to this Group, in profits as well as loans and deposits, between 9-10%. And this transaction, as I said before, fits extremely well into our strategy. The strategy we follow is based on value creation and to create value you have to grow in a profitable way and in a very short way to the risk profile. But to create value you need to be in strong, growing markets and have excellent franchises in those markets. If you are in a market that grows quite well but your franchises are not good you cannot create value. If your franchises are quite good but the market doesn’t grow it is very difficult to create value. BBVA in the USA combines those capacities for growth. Here, to give you an example, we are relating BBVA USA with three large areas: Spain, Mexico and Latin America.

It seems especially relevant that the markets in which we are operating in or are coming into are growing strongly, with GDPs increasing above 4%, with a population profile that gives us an extraordinary potential market and a risk profile that is very low. (In this case we have measure it on the NPL ratio.) And that would complement this strategy, which we have shared with the market, wishing to be diversified global bank, with a focus on selected high-growth markets in Spain and Portugal, in South America, in Mexico and in

the US. And also high-growth markets in the joint venture that we have in China with the Citic Group. Therefore, and with this I will conclude, I believe that we are speaking about a very important operation, but not only because of its financial momentum but because of the strategic position it gives us. It underpins our presence in the United States and it fulfills our aspirations in a single transaction. Also, we are doing it with a franchise that is unique, which is Compass, with excellent figures, with a fantastic track record. Our purchase of Compass fits well into BBVA’s strategy and we have excellent teams both in Compass and in BBVA Texas. So with this transaction, we are convinced that we will be creating a lot of value for our shareholders, which is our goal and which is what we are always working towards. Thank you for your attention and if you agree, we will move now to the Q & A session.

Q: Very good, we have the same question from the following analysts (list of names). The question is whether the bank is expecting to issue hybrid tier-1 preferred shares to fund the purchase of Compass?

A: The funding with preferred shares as a part of this transaction is very clear. We are not funding this transaction with any debt issuance plan over and above what we have in our budget, which we will implement in an orderly way. So we are not expecting to do anything very different in terms of preferred issues from what we did in 2006.

Q: Javier Bernard from Caja Madrid has asked a number of questions. The first questions regards this acquisition in the United States. It seems to be somewhat different to the other transactions that were much more focused on the Hispanic community and would appear to leverage more on the BBVA business model. Can you comment please? Question number two, what investment will be required to introduce the BBVA model into Compass in Texas?

Question number three, would it be unreasonable to acquire a bank within Spain or would you consider acquiring a bank in the United Kingdom instead?

A (COO): We will start with the first issue then, BBVA and its strategy. I think we have been pretty clear about what we want to do in recent times and here I am talking about the last few quarters. We have been very clear about how we are defining our strategy in the United States. I remember very well how right from the start we were talking about these three lines of strategy and we have also informed the market recently about how we were doing, and about how comfortable we felt and how optimistic about our model’s capacity to develop further in the US and not working only with first and second generation Hispanics there. So this acquisition of Compass really confirms that strategy.

We’ve analyzed the measurements in great depth; we’ve looked at the entire US market and all the different alternatives there. And we understood this to be a unique franchise for us where we could leverage our model in order to generate an extraordinary amount of value.

I also think, and this is really the answer to your third question, but we’ve also been very clear with the market about where we were going to be investing. On several occasions we have repeated that our investments have a very clear-cut priority. When we presented the results and then afterwards in the roadshow, again, very clearly, we said that our first goal was to invest in the US and our second goal was to complete our operation, which we had already got an MOU with CITIC on. So we’ve really done what we said we would do with the first and now we will do the same with the second. And now Manolo will reply.

A2 (CFO): I’ll also answer in Spanish, we really aren’t expecting to make any investments other than the restructuring costs that we have talked about. If you look at slide 23 of the presentation, you will see we are estimating about $100m in this. That’s investment and restructuring costs and restructuring in general. So we won’t make any additional investment over and above that figure.

Q: Ok, I will go on in Spanish then. These are the three questions from Luis Peña. The first one is about the mechanics of the capital issue or the financing of the transaction. And secondly, is that 5.5% core capital feasible? Can we keep up with that kind of level? And are we going to have further acquisitions in the US?

A (COO): Maybe I will answer the third question and the first question and then Manolo, you can talk about the mechanics.

What I would like to make clear is that our goal in the US has to be to do the integration processes that we have ahead of us. As we said during the presentation, we have an initial process of integration that we are immersed in now. Basically it is the three banks that we have in Texas. And at a second stage, when we are ready to do so, we will do this integration with Compass. That is a goal, and consequently, we have no intention to acquire anything else in the United States, because we will be quite busy enough with the integration process.

As for the second point, the core capital… There, we are very comfortable. We have studied it and are very comfortable. We are speaking about 5.5% -5.6% at the end of the year 2007, which is a minimum that will probably recover in the year 2008. As I said before, we are absolutely comfortable and we believe that by the middle of 2008 we will be able to have recovered the six percent core capital which is our target.

And as for the mechanics of the operation, we will be doing the following: in this transaction where we are valuing the shares of Compass at $71.82 per share, which is what we are going to pay. And to do that we are exchanging shares, which we estimate will be about 52% of the total price of acquisition. Multiplying that by the shares of Compass and the possible conversion of all the options in effect, we are talking about $9.633bn. That exchange would be 52% in shares and 48% in cash. And what we have is a novel instrument whereby we give the possibility to Compass shareholders to chose if they wish to get that in cash or in shares or in a combination of cash and shares, provided the percentages that we have defined, the 52% and 48% do not change. If we had more requests for paying in shares or in cash we would do a pro-rata so that we would have a 52-48% structure at the end of the operation.

This is an operation that guarantees tax efficiency for those who are purchasing, the Compass shareholders and it is also a good guarantee for the Compass shareholders while it guarantees the efficiency of the operation for the BBVA shareholders and provides value for our shareholders.

Q: Of the next questions, the one on the CITIC Group has already been answered and another one relates to the situation of the core capital to the group. But another one that has not been answered is the sale of Iberdrola, has it been a private placement? A third one relates to what remains of the industrial portfolio. What sort of unrealized capital gains remain in the portfolio?

A: The sale of Iberdrola will be as follows. It has not been a private placement. We have basically been working on this operation and we were pretty sure of it so it was not necessary to do any private placement, it was already sold on the market place. As to the capital gains, the unrealized capital gains for those shares that are in the stock exchange, we have over $3.4bn of capital gains.

Q: Fine, I have several questions from Pablo Valderain from Morgan Stanley. The first one relates to whether there is a danger of any counter-bids from another bank over Compass. Then, as regards to capital, from the numbers it would seem that we expect to generate 25 net basis points in 2007. Will you be securitizing more or what? Then you say Compass has a very good NPL of 0.23 compared with 0.37 in its peer group. How come? What are the prospects we see on the NPL ratio and the provisions for Compass? And another final question on ALCO’s management of Compass. There are many banks that are looking at the flattening of the curve, what will you say in regards to the rate curve with rates currently up in the market place.

A (COO): Let me answer the first and the second one and Manolo, you answer the third and fourth.

As regards to the first question, let me say that we are speaking about an operation that has been agreed upon, not requested. It has been agreed upon by management and the boards of Compass and BBVA. From that viewpoint, I believe it is quite important to underline the situation of this operation. It is an operation agreed upon, both boards have given their agreement and that consequently means that, taking into account our experience with the US (although we can’t rule anything out!) but foreseeably, we trust the board of Compass 100% and we take that into account. And the protection clauses that we have.

Secondly, what is the internal generation of core capital? We are including in that generation of core capital the generation that we have already produced, which is 10 basis points more or less, plus greater activity in securitization.

And the third matter… and with that I will give the floor to Manolo… the track record of Compass in terms of risk quality is spectacular. We have presented the current situation to you but when we look at the last six years in a systematic fashion it has had a positive spread against the rest of the market.

Do you wish to add something?

A (CFO) yes, let me add something to the matter of the capital. The budget for the sale of our shares and securitization is a pretty conservative estimate. We thought it would be a little bit more but we are being very conservative. We are comfortable with the estimate as to our capital at the end of the year and the possibility of reconstructing our core capital at 6%, which is our goal, as we have said. We will be below that figure for some months, but we will be moving towards our core capital target, which is 6%. If we see any impairment on the NPL, well the ratios are very low anyway. But from what we have been able to see, there shouldn’t be any drastic changes in the NPL ratios or the provisions that Compass has been making. We are pretty comfortable with their risk management. As Jose Ignacio said, systematically, historically, they have had very well managed credit risks with NPL ratios or losses on loans that are much better than any other in their peer group. The curve that we mentioned, if the rate goes up or down, that wouldn’t influence their net interest revenue.

Q: A question by George Karamanos: Have you included the sale of the goodwill in your calculation or in the impact on the EPS?

A: Although according to Spanish legislation, we would be subject to that tax rebate, not at the moment.

Q: A question from Carlos Garcia Gonzalez about a counterbid for Compass. That has already been answered. Another from Marquez Sanchez about Iberdrola, that has been answered as well. A question from Globe Capital about when the operation will become earnings enhancing, if we could say something about the facing-in of synergies.

A: In terms of earnings enhancement, we have an estimate here of 5.8 in revenue synergies. Basically that is associated to our capacity to get more cross selling because of the larger number of customers and the better geographical distribution we will get and the possibilities of boosting our product portfolio or our product categories in the US. As you can see in transparency number 24, we have taken into account all the different impacts and funding costs and suchlike and we think with Compass, once we’ve got all these synergies, we should get about €600m in synergies coming onto our group accounts in 2010. If you look at a facing of the synergies, what we are assuming, as you can see in transparency 23, is that we will get 13.8% of the revenue and cost synergies in 2008 given we are going to be completing the transaction in the last quarter of this year, that is 2007. So it will take us some time. We will need all of this year to complete the transaction, so we will start to generate synergies in 2008 and after that year we should get 51% by 2009 and 100% by 2010.

I wanted to talk a bit more about the generation of revenues, as that is really relevant I think. We have to see it from various different angles. I think that it’s relevant to say that first of all, we have a capacity to get more synergies in the BBVA group when we are talking about retail banking alone. The data we have shown is really mainly talking about retail banking and nothing else. But of course we could generate big synergies in wholesale banking as well. And that is one aspect I would like to emphasize here.

Then secondly, we were saying that Compass is really a franchise, a business that has very comprehensive coverage of its different sectors and generates products with a very good and varied product range. And that is very important for us because it boosts our distribution capacity in Texas. There are some products coming out of Compass that haven’t been produced by BBVA Texas so far, which meant we were not able to distribute them. I can give you two very clear-cut examples here. First of all, credit cards. For us, the fact that Compass has got a credit-card franchise increases our possibility of selling through the BBVA franchise in Texas. And then asset management as well. There, Compass has been operating in a way that will be helped by the boost it will get with the additional distribution capacity that BBVA has in Texas. So those are two examples of the capacity to produce more products and better products because of the complementarity that we all get with a greater capacity to distribute those products.

Q: I think the questions from Christo and Manu from Goldman Sachs are interesting but I will only read those that haven’t been answered. First of all, the hypotheses for growth in Compass earnings in 2006 to 2010: What did you assume to calculate synergies? And then he asks whether we have calculated the negative impact of selling off the Iberdrola holding? And then finally what calculation did we have for the funding costs for internal funds? He also asks about the goodwill, but that has already been answered. And there is a final question. He asks if this transaction is going to consume management resources and in view of that, whether we are going to have further incremental deals this year or the following year or whether we would be able to even think of opportunities if they came up?

A: Maybe I will answer the last question, shall I? With respect to what you asked about possible new acquisitions: We have talked about that before really. I would however like to repeat to make things very clear. We have a lot of work to do with the integration process and that will take time and we are very focused on that process and we will be exclusively focusing on that. And our management capacity, well of course at a group level, our management capacity will be used, if you allow me to put it like that. But our management capacity to lead the franchise in the United States is located in the United States. What we are talking about here is not so much the acquisition of assets; we are talking about incorporating people. Our people in Texas and now in Compass are really vital for us because they will be leading this whole operation. And as for your other questions: The average growth in profits we are estimating on the basis of Compass will be 6.9% on average over the period you gave us. And we won’t see any loss of revenues from Iberdrola in 2006 at all, because obviously we have renounced those with the hedging operations we have done throughout 2006. The third question, Isabel, was about the cost of funding and internal funding, I didn’t really understand that, could you repeat it please?

Q: What hypothesis do you have to calculate the funding cost of the internal funds, the leverage from the operation?

A: Basically it will be with the cost of corporate debt in dollars at the moment, which will be approximately €5.5 pretax.

Q: There is a question from Caixa about plans for future acquisitions in the US. You have already answered that. And then one from Iñigo Vera, about the calculation of the internal rate of return which has also been answered. And then I have several questions, one from Ralph Sutner from Deutsche Bank and I have a few others about the mechanics of the whole transaction. How will you do the pro-rata calculation for the cash and the exchange of stock?

A: Well, using the habitual pro-rata calculations, at the end of the day, depending on the demand, the allocation will not be different from the 196m new BBVA shares, which we set aside for this.

Q: From Luis Peña from EMB, according to the data we have heard about the contribution that Compass were making to the group in 2008, it doesn’t seem very high if you look at its profits in 2006. Why do we expect so little growth, so little organic growth in Compass over the next couple of years?

A: Basically, because what we put into our numbers here was just one quarter of consolidation to our accounts with Compass and then the costs, which have to include the restructuring costs as well. I’m sorry; I am confusing this with 2007. In 2008 it is because of all the costs related to the integration, which brings that level down.

Q: We have a question from J.P. Morgan about the composition of the loan book in Compass and whether we have any comments to the background of this transaction, how it came about?

A: What do you mean the background?

Q: How the whole transaction developed along the way.

A: (CFO) Basically, the pro-forma loan book for Compass, at the moment would be as follows, approximately: for SMEs unsecured 20%, mortgages for developers 18%, SMEs secured 22%, mortgages for the individual residential sector 20%, loans for multifamily mortgages 2%, consumer financing 17% and then others would be 1%. That is more or less the breakdown of the loan book distributed quite evenly over Compass’ different businesses.

A. (COO) And with respect to the background I think I talked about that in the presentation. I can just say that for us, for some time now, when we were analyzing things, when we were analyzing our strategy in the United States and what kind of franchises would best fit in with that strategy, for some time now, for quite a long time, we had Compass as our number one priority for very obvious reasons, which I think you can deduce from the presentation today. That was the situation. The background is… well, we had this Platonic love, which we always felt, but then we had to talk about the real possibilities to actually get something going. It all started in January. I think if you look at the dates, you can see that we have negotiated this transaction very fast with really good feelings and mutual understanding between the two banks.

Q: There is a question about tax, and another about the mechanics that has been answered. Merrill Lynch, ambitions in the US, that has been answered. Another which has also been answered about the calculation of core capital. Arturo Frías asks about whether this transaction will be dilutive over the next few years. We are not very clear about what you said about that. Could you give us an answer?

A: Well, basically what we said was that we wanted to do deals and whatever the structure of the funding, the return for our shareholders had to be greater than the cost of capital invested over a 3-year time period. We never said that we wouldn’t do a deal that might lead to some dilution at the beginning, but we thought it should be accretive in earnings per share by the third year. So this deal definitely complies with our financial conditions that we established. And then the apparent dilution we are talking about in EPS, with no reference as Jose Ignacio said, to possible tax reductions from goodwill and such, would be very low. If we are talking about a transaction of this kind and we compare it with others you can expect an initial dilution of 1 or slightly over one. If you get that kind of dilution you would say that it is mutual for shareholders and it would not be considered significant. What is important here is to look at the accretive value for our shareholders and the return on investment that has to be greater than the capital employed for it and definitely we will get our money back within three years for that.

Q: Manuel Colmenar from Credit Suisse has a few question on similar lines, return on investment, that’s already answered. But he also asks whether we have any opinion about what Compass shareholders will want to do with respect to the BBVA shares.

A: It is very difficult to know that, we have only just announced the transaction so have not yet been able to speak to all the shareholders in Compass. But we think it is a pretty attractive offer for the Compass shareholders. We think that it is a demanding valuation of the shares. If you look at the cash or swap offer, it’s made so it’s very efficient for the tax profile of the Compass shareholders. They can chose what they think is best for them in terms of their own tax profile. So we are trying to offer the best to them and the best to our own shareholders and we will try to explain everything very clearly to them so they can understand what a good deal it is. We’ve got the unanimous backing of the Compass board, which shows it is an attractive offer.

There is another question about white knights. That has been answered.

Q: Did we take into account the impact of Basel 2 when reckoning on getting a core capital of 5.5% for 2007?

A: We did not take into account Basel 2 when we were talking about 5.5 in December 2007, we are speaking based on the current regulations. But for 2008, as you know Basel 2 will formally become effective, and we will be moving towards an advanced model for calculating our core capital, but without having drastic changes as a consequence of Basel 2, we have always said it will not be a revolution rather an evolution, and will improve our capital ratio under the definition of Basel 2 and when we talk about the rapid reconstruction to 6% during the first half of 2008 we are thinking about that effect.

Q: Another question from Thompson: do we see a potential in the private banking business because of the large flows from Latin America to Miami?

A: The private banking business in the United States is very important and not only here, but as a whole, so there we are really assessing the possibilities in the private banking business but they are not all that significant.

Q: BPI asked a question about capital that has been answered. Another question from Ahorro Corporación. Is the operation conditional on the acquisition of a specific amount capital of Compass?

A: Well the structure is defined for the execution of the operation which is quite complex to guarantee maximum tax efficiency for the shareholders of Compass and for the BBVA shareholders means the acquisition bid is for 100% of the bank. We cannot buy anything below that figure.

Q: I am not going to read the questions that have already been answered otherwise we will never finish. Practically all of them have received an answer.

There seems to have been a problem with the connection at the beginning and some analysts did not hear the answer to the question from various analysts as to the plans of the group for issuing fixed-term hybrid type securities. They didn’t hear it

A: Then I am going to repeat the answer we gave at the beginning of the Q&A session. The funding plan for the transaction does not include any additional issue of preferred stock or subordinate stock other than the ones we envisage in our ordinary budget for 2007. To give you another fact, the budget we have for 2007 is not different substantially from what we have done with preferred or subordinate stock in 2006. We do not contemplate any additional issue to those that have been foreseen in our budget.

Q: A question from Hector Martinez. Is Compass exposed at sub-prime loans?

A: Compass has no exposure to the sub-prime loans, zero. There is no exposure to sub prime loans. We spoke about it when we spoke about the portfolio.

Q: UBS asks, the ROE of the American banks has been pretty high, as it has been in Europe for many years, do you think that profitability level will be sustainable?

A: CFO: Let’s see, not all banks in the US or in Europe have the same ROE level. And it is true that in these last years they have improved. But if we look at Compass’ ROE, historically there is a difference because of the quality of the franchise compared with its peer group and that is very important. As regards the sustainability of those ROE levels, we have to think geographically and what we are saying now is that this Compass bank has a footprint in States in the United States, which makes it enormously interesting.

If we talk to experts on the economy of the US and the regional distribution of Compass, for the future especially, we would see how people who are experts on these matter think that Texas, Arizona, Colorado, the north of Florida, and even Alabama, which is improving a lot, are very interesting in the United States for the future. So in looking at Compass, this extra ROE higher than other institutions in the US because of its varied presence will allow it to grow more and therefore the ROE will be sustainable. Even if there is a slight decrease in the margins because of the situation of the rates in the US and the position on the rate curve

COO: I think it is a combination of three things here: first of all, we have a good track record, Compass has an excellent track record; a combination of markets that are growing strongly; and the complementarity of the franchises as well.

Q: I have a question from Christian Woods. The possibilities of 5.8 for cost synergies seem modest to him. Are they deliberately conservative or is there any other reasons for being at that level?

A: Well, with the evolution of synergies, we always wish to be completely objective. So in the numeric definition of the synergies that we expect, we base ourselves on our best understanding of what will be happening, especially taking into account the integration strategy that we have spoken about. First of all, we are integrating three banks; subsequently we will have a more global process. But we are speaking about a very well-matched operation, we don’t have any overlapping. We are speaking about an integration process that aims to be very firm, very well thought out, and of course we wish to generate revenues and also cost synergies. So the cost synergies are the ones with which we find ourselves comfortable according to the structure and the integration strategy and according to the understanding we have of the situation just now.

Q: The last question is from James Alexander. He asks about the leadership of the new branch in the United States and who will be responsible for the entire integration process?

A: As I said before, we have excellent human resources in the three banks in Texas as well as in Compass. So first of all, we need an integration process in Texas and subsequently that will be repeated for all the franchises there. As I said before, the integration process will be led by Paul, who is the CEO of Compass.

There have been some other questions that I have not read because there were too many and we were running out of time but I think everything has been answered. If there were any nuances or a question that went unanswered, we will be available to answer it through the phone or as you like it. Well, thank you very much.